Stradling Yocca Carlson & Rauth A Professional Corporation 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660-6422 949 725 4000 stradlinglaw.com

Ryan C. Wilkins

949 725 4115

rwilkins@stradlinglaw.com

September 21, 2021

SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Sergio Chinos

Mr. Perry Hindin

Ms. Beverly Singleton

Mr. Mark Rakip

Re:	Project Clean, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted July 30, 2021

File No. 377-05272

Responses to Staff comments made by letter dated August 26, 2021

Dear Mr. Chinos:

Set forth below are the responses of Project Clean, Inc., a Delaware corporation, which intends to effect a name change to The Real Good Food Company, Inc. (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2021 (the “Comment Letter”), in connection with the Company’s Draft Registration Statement on Form S-1 that the Company confidentially submitted on July 30, 2021 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for non-public review by the Staff (as confidentially submitted, the “Original Draft Registration Statement”). Concurrent with the submission of this response letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (as submitted, the “Registration Statement”), for non-public review by the Staff prior to the public filing of the Registration Statement. The Registration Statement has been revised in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to include financial information as of and for the six months ended June 30, 2020 and 2021, as well as to reflect certain other updated financial and business information.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter. To the extent applicable, each response contains a reference to the page number(s) where the responsive information may be found in the Registration Statement.

General

1.

Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing a copy of all written communications (the “Written Communications”) that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company confirms that potential investors were not permitted to retain copies of the Written Communications.

The Company is submitting the Written Communications to the Staff consistent with the methodology requested by the Staff. In the event that the Company determines to make additional presentations to potential investors in reliance on Section 5(d) of the Securities Act, it undertakes to supplementally provide the Staff with copies of any such additional written communications to the extent they differ from the Written Communications provided to the Staff in response to this comment.

2.

The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be enhanced and given more prominence in your prospectus so that readers do not have to search for key information about significant financial arrangements that will materially impact the company’s liquidity. Please ensure that your revised disclosure states clearly that you expect the payments to be substantial and that the arrangement will reduce the cash provided by the tax savings that would otherwise have been available to you for other uses. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure at the top of the prospectus should adequately address the fact that the agreement confers significant economic benefits to the TRA Participants and redirects cash flows to them at the expense of the rest of your shareholders. We would expect to see a detailed discussion of the TRA well before the Risk Factor Summary currently found on page 6.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added the requested discussion and disclosure in several places within the Registration Statement in response. For example, the Company has included a reference within “Basis of Presentation” on page iii of the Registration Statement regarding the impact of the Reorganization on the Company’s liquidity, together with a cross-reference to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” in which the Company has included an additional discussion of the Tax Receivable Agreement and Exchange Agreement on page 96 of the Registration Statement. In addition, as specifically requested by the Staff, the Company has moved the section entitled “Prospectus Summary—Summary of the Reorganization” to page 6 of the Registration Statement such that the initial discussion of the Tax Receivable Agreement and Exchange Agreement is more prominent (and arises prior to the section entitled “Prospectus Summary—Risk Factor Summary”). Further, the Company has included additional disclosure throughout the Registration Statement clarifying that potential cash payments made by the Company pursuant to the Tax Receivable Agreement may be substantial, and that these payments may confer significant benefits to the Members (as defined in the Registration Statement) of the Company, including on pages 8, 37, 38, 56, 57, 97, and 141 of the Registration Statement.

Prospectus Summary, page 1

3.

We note your disclosure that you commissioned a report by SPINS. Please file the written consent of the third-party as an exhibit to the registration statement or explain to us why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, upon further analysis of the information that was provided to the Company by SPINS, LLC (“SPINS”), the Company does not believe that SPINS qualifies as an “expert” for purposes of Rule 436 of the Securities Act (“Rule 436”). As a result, the Company respectfully submits that the consent of SPINS is not required to be filed as an exhibit to the Registration Statement.

Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that SPINS is not among the class of persons subject to Section 7 and Rule 436 as an “expert” unless the Company expressly identifies SPINS as an expert or the statements provided by SPINS are purported to be made on the authority of SPINS as an “expert.” By way of example, the Company understands that the information included in the 2021 Brand Switching Analysis prepared by SPINS (the “Report”) simply reflects the aggregation of data provided by third parties to SPINS, and that SPINS does not provide any separate analysis or expertise with respect to the information. Therefore, the Report does not contain analysis that is “purported to be made on the authority” of SPINS. As a result, the Company submits that SPINS does not conduct any activities that would typically be associated with an “expert” for the purposes of Rule 436.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion, or other report specifically for use in connection with a registration statement. The Report included in the Registration Statement was not prepared specifically for use in the Registration Statement. Rather, the Company was granted access to the Report as part of a subscription under a Master Services Agreement previously entered into with SPINS (the “MSA”), which included a subscription- and fee-based service whereby the Company received market data aggregated by SPINS, including the Report. In addition, notwithstanding the payment of the subscription fees, pursuant to the terms of the MSA, the data in the Report continues to be owned by SPINS and may be provided to third-party SPINS clients. Accordingly, while the information is not publicly available, it can be readily accessed by numerous other parties, potentially including the Company’s competitors.

The Company acknowledges that it previously disclosed in the Registration Statement that the Report had been “commissioned by SPINS.” However, after further review of the information provided by SPINS and consideration of the terms of the MSA, the Company confirms that this reference was inaccurate. Accordingly, the Company has removed reference to this language on pages iv, 4, 81, and 107 of the Registration Statement.

Summary of the Reorganization, page 7

4.

We note your disclosure in the last paragraph on page 9 that RGF, Inc. will consolidate RGF, LLC under the variable interest entity consolidation model. Please tell us in sufficient detail how RGF, LLC qualifies as a variable interest entity under ASC 810-10-15-14. In addition, since you have determined that RGF, Inc. is the primary beneficiary, please disclose and tell us how you will consolidate and recognize the assets and liabilities of RGF, LLC and the non-controlling interests in your audited financial statements. In this regard, describe whether you will account for this as a transaction between entities under common control or under the purchase method of accounting. We refer you to ASC 810-10-30-1 through 30-4. Additionally, discuss your method of consolidation in the unaudited pro forma combined financial data section of your prospectus.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff as follows:

The Company (or RGF, Inc.) was incorporated in connection with the offering of its Class A common stock (the “Offering”) to effectuate an “Up-C” transaction. As referenced in the section entitled “Use of Proceeds” on page 59 of the Registration Statement, RGF, Inc. will use the proceeds from the sale of the Class A common stock in the Offering to acquire a controlling financial interest in Real Good Foods, LLC (“RGF, LLC”) by purchasing all of the Class A units of

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

RGF, LLC (the “Class A Units”). In addition to being granted Class B units of RGF, LLC (the “Class B Units”), the existing Members of RGF, LLC will be granted shares of Class B common stock of RGF, Inc. that vote alongside the shares of Class A common stock of RGF, Inc. When a Member exchanges or redeems its Class B Units, which carry only economic rights, it receives shares of Class A common stock, or cash, respectively, at the option of RGF, Inc., and simultaneously forfeits a proportionate amount of its shares of Class B common stock of RGF, Inc. However, RGF, Inc. does not have an obligation to redeem any Class B Units for cash, and shall not have the obligation to make a cash payment that exceeds the proceeds received from the offering or sale of Class A common stock.

In accordance with ASC 810-10-15-14, RGF, LLC was determined to be a variable interest entity (“VIE”) because (i) RGF, Inc. holds a variable interest in RGF, LLC through its ownership of the Class A Units of RGF, LLC, and (ii) as a group, the holders of the equity investment at-risk equity of RGF, LLC lack the power, through voting rights or similar rights, to direct the activities of RGF, LLC that most significantly impact the entity’s economic performance. Holders of Class B Units in RGF, LLC have a majority economic interest in RGF, LLC, but lack substantive “kick-out” rights and “participating” rights against RGF, Inc., which is the sole managing member of RGF, LLC, controls 100% of the voting rights in RGF, LLC, and has the power to direct its activities.

In accordance with ASC 810-10-20, RGF, Inc. was determined to be the primary beneficiary of RGF, LLC because it cannot be “kicked out” (i.e., lack of substantive kick-out rights), it is the sole managing member of RGF, LLC, and it holds 100% of the voting rights in RGF, LLC. Accordingly, RGF, Inc., as the sole managing member of RGF, LLC, is able to direct the activities of RGF, LLC that most significantly impact RGF, LLC’s performance, and also has an obligation to absorb losses and receive benefits from RGF, LLC that could be significant.

The Company has considered the guidance within ASC 805-10-25-5, which stipulates that when a variable interest entity is acquired in a business combination, the primary beneficiary of that entity is always the acquirer. However, the Company believes that RGF, Inc., as a shell entity with no assets or operations of its own and having been formed solely for the purpose of effectuating the Offering, is a non-substantive entity. Rather than a business combination, the Company believes that the acquisition of RGF, LLC by RGF, Inc. is a capital transaction in substance, accompanied by a recapitalization. Accordingly, the Company believes that the Reorganization should be accounted for similarly to a reverse acquisition, except that no goodwill or other intangible assets should be recorded. This would result in recognition of the net assets of RGF, LLC by the Company at historical carry-over cost basis.

The Company further considered the accounting outcome if RGF, Inc. were determined to be substantive by evaluating whether the Reorganization represents a transaction between entities under common control.

Generally Accepted Accounting Principles in the United States (“GAAP”) does not define the term “common control.” However, the Emerging Issues Task Force (EITF) Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (“EITF 02-5”), discussed common control summarizing criteria based on a 1997 speech by the Staff, but did not reach a consensus on the issue of how to determine common control. Although EITF 02-5 was not codified, the guidance has been applied in practice by registrants with the Commission. EITF 02-5 indicates that “common control” only exists when (i) an individual or entity holds more than 50% of the voting ownership interests of each entity, (ii) immediate family members hold more than 50% of the voting ownership interest of each entity, or (iii) a group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

In the case of RGF, LLC, no individual, entity, or group of related individuals hold more than 50% of the voting ownership interest prior to the Reorganization (as defined in the Registration Statement). Additionally, there is no formal agreement to vote in concert among the Members. As a result, no individual or group of individuals has control of RGF, LLC prior to the Reorganization. In connection with the Reorganization, the existing Members of RGF, LLC will be granted, along with Class B Units, shares of Class B common stock of RGF, Inc. on a one-to-one basis that vote alongside shares of Class A common stock. Immediately following the Reorganization, the Members will hold equity interests in RGF, Inc. in proportion to the equity interests they hold in RGF, LLC immediately prior to the Reorganization. As such, while RGF, LLC and RGF, Inc. are not under common control, they are under common ownership before and after the Reorganization. Furthermore, holders of Class B common stock will hold a majority voting interest in RGF, Inc. subsequent to the Offering. As such, there will not be an acquisition of control by parties outside the continuing ownership group.

The Company acknowledges the entrance of additional parties into its capital structure in connection with the contemporaneous Offering. However, the Company does not believe that the timing of the Reorganization transactions should impact the common ownership conclusion since the substance is the same. The Company considered that while the Reorganization transactions will occur contemporaneously with the IPO, the transactions are two distinct events. While the Reorganization transactions are necessary to establish a newly formed C corporation and effectuate the Offering, they are not required to take place at the same time. The Company believes the timing of the Reorganization transactions in relation to the Offering should not impact the respective accounting treatment. The timing of the Reorganization transactions, whether at the time of Offering or prior to the Offering, does not change the substance of the Offering as a capital raising event rather than a business combination.

Transactions between entities with common ownership are accounted for consistently with transactions between entities under common control. As such, the Company intends to account for this transaction at carryover basis, consistent with the requirement for entities under common control. The Company believes this is consistent with the intent reflected in the Members’ utilization of the “Up-C” structure to facilitate the Offering, which results in equity holders in RGF, LLC, as a group, having identical economic and voting interest both immediately prior to and after the Reorganization. Further, as the Reorganization and Offering do not result in the acquisition of control by any individual or group of individuals, the transactions related to the Reorganization would not meet the definition of a business combination under ASC Topic 805, Business Combinations.

Based upon the considerations above, RGF, Inc. will consolidate the assets and liabilities of RGF, LLC at their carryover historical cost basis, with non-controlling interest recorded reflecting the economic interest of Members holding Class B Units.

As requested by the Staff, the Company has included additional disclosure regarding the method of consolidation of RGF, LLC by RGF, Inc. within the section entitled “Unaudited Pro Forma Combined Financial Data” on page 70 of the Registration Statement.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Capitalization, page 58

5.

Given the number of transactions involved with your Reorganization and Offering, including the automatic conversion of all outstanding convertible promissory notes held by certain lenders into shares of Class A common stock, please include separate footnotes to the table indicating how you arrived at the pro forma and pro forma as adjusted amounts for the Class A and Class B common stock. Also describe in a footnote how the pro forma and pro forma as adjusted amounts were determined for the line items, non-controlling interest and redeemable convertible non-controlling interest were determined.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included separate footnotes to the Capitalization table indicating how it arrived at the pro forma and pro forma as-adjusted amounts for the Class A common stock, on the one hand, and the Class B Units and Class B common stock, on the other hand. The Company also included a footnote to the Capitalization table explaining how the adjusted amounts were determined for the line item “Non-controlling interest” included under Members’ equity (deficit). These disclosures are provided on pages 62 and 63 of the Registration Statement.

With respect to the Staff’s comment regarding the line item “Redeemable convertible non-controlling interest,” the Company confirms that it has removed this line item from the Capitalization table. As further discussed in the Company’s response to Comment 8 below, management has determined that all of the non-controlling interest in RGF, Inc. shall be presented within permanent equity and, as a result, presentation of a pro forma adjustment for mezzanine equity is not required.

6.

Further, please revise or tell us why the components in your Members’ equity (deficit) section on an actual basis does not reflect the equity components of your December 31, 2020 audited historical balance sheet included in the filing. In this regard, we note the historical balance sheet has a Members’ deficit section comprising Common units, Series A preferred units and Series Seed preferred units. To the extent your June 30, 2021 unaudited interim balance sheet, to be included in an amended filing, continues to include these historical components, please expand the Capitalization table accordingly to also include these components on an actual basis. Provide footnote disclosure of the necessary pro forma adjustments, and clarify accordingly that these individual historical components will be reclassified into Class A Units and Class B Units of RGF, LLC pursuant to the Reorganization.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the Capitalization table to include within the Members’ equity (deficit) section, each of the equity components within the RGF, LLC historical balance sheets, comprising Common units, Series A preferred units and Series Seed preferred units of RGF, LLC. The Company has also included footnote disclosure reflecting that each of these historical components of the capitalization will be reclassified into Class B Units of RGF, LLC pursuant to the Reorganization. These disclosures are provided on pages 62 and 63 of the Registration Statement.

Unaudited Pro Forma Combined Financial Data, page 61

7.

Refer to your paragraph disclosures regarding the Tax Receivable Agreement (“TRA”) in the introductory section on page 62. Please prominently disclose, consistent with your disclosures of the Tax Receivable Agreement under Certain Relationships and Related- Party Transactions beginning on page 128, that you expect that the payments that you may be required to make to the Members could be substantial. Please also expand to briefly describe for investors how you will account for the TRA upon initial recognition of the obligation, as noted in pro forma adjustment 2(f), and for subsequent changes in the measurement of the obligation based on the factors denoted in the bullet points on page 129 under Basis Adjustments.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with its response to Comment 2 above, it has included additional disclosure throughout the Registration Statement clarifying that potential cash payments made by the Company pursuant to the Tax Receivable Agreement may be substantial, including on pages 8, 37, 38, 56, 57, 97, and 141 of the Registration Statement.

The Company further confirms that it has included additional disclosure on page 65 of the Registration Statement to provide that initial recognition of the Tax Receivable Agreement obligation will be accounted for as charges against stockholders’ equity, with amounts accrued when considered probable and reasonably estimable.

Given that RGF, Inc. will recognize a full valuation allowance in respect to deferred tax assets arising from net operating loss carry forwards, no immediate tax liability savings will result from the step-up in tax basis due to the Offering. Accordingly, RGF, Inc. will not record a liability with respect to the Tax Receivable Agreement as of the effective date of the Offering. Upon an exchange of Class B Units, an additional liability with respect to the Tax Receivable Agreement shall be recorded against stockholders’ equity based on the amounts deemed probable (not subject to a valuation allowance) and reasonably estimable of being paid under the Tax Receivable Agreement. Similarly, changes in both the deferred tax asset and valuation allowance that result from subsequent exchanges shall be reflected as charges against stockholders’ equity. Any subsequent changes to the Tax Receivable Agreement liability that are not related to an exchange or a payment pursuant to the Tax Receivable Agreement shall be recorded in operating income including the initial recognition of a Tax Receivable Agreement liability at a post-transaction date. Subsequent changes to the deferred tax valuation allowance shall be recognized in income tax expense. The Company confirms that it has included additional disclosure on page 65 of the Registration Statement to provide information regarding the accounting for the subsequent changes to the liability under the Tax Receivable Agreement.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

8.

Please expand your pro forma balance sheet on page 63 to include the full historical section of members’ equity (deficit) as of June 30, 2021, along with a section heading for stockholders’ equity (deficit) reflecting your post-offering capital structure. Also, we note from the Capitalization table that you have a line item for Redeemable convertible non-controlling interest. Please include this line item in the pro forma balance sheet and provide a discussion as to the nature of the line item, how it was determined and valued, along with a detailed footnote of the pro forma adjustment, or tell us why you believe such disclosure is not required.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included within the unaudited pro forma combined balance sheet the full historical section of Members’ equity (deficit) for RGF, LLC as of June 30, 2021 along with a section heading for stockholders’ equity (deficit) that reflects the post-offering capital structure of RGF, Inc.

With regards to the line item for “Redeemable convertible non-controlling interest” originally included in the Capitalization table, as discussed in its response to Comment 5, the Company has removed this line item because it has determined that the non-controlling interest in RGF, Inc. represents a class of permanent equity, rather than mezzanine equity, as implied by the previous presentation of this line item. Management has determined that, because the cash redemption of the Class B Units is at the sole option of RGF, Inc. and is contractually limited to the cash proceeds to be received from a new permanent equity offering (through the issuance of Class A common stock), the non-controlling interest in RGF, LLC will be recorded in permanent equity. Based upon this determination, the Company respectfully submits that additional disclosure regarding this line item is not required.

9.

Please clarify pro forma adjustment 2(c) regarding the repayment of outstanding indebtedness to PPZ and PMC, specifically addressing what outstanding indebtedness owed to PMC this relates, given the February 2021 term loan entered into with PMC to partially fund the acquisition of a co-manufacturing business of your former supplier or the PMC and your apparent use of proceeds from the issuance of the 2021 Notes in May 2021 to repay the outstanding balance on the PMC Credit Facility. Additionally, reconcile this disclosure with that under Use of Proceeds that you intend to use a portion of the net proceeds to repay the PPZ loans without regard to any potentially outstanding debt with PMC.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pro forma adjustment 2(c) regarding the repayment of outstanding indebtedness to PPZ, LLC (“PPZ”) and PMC Financial Services Group, LLC (“PMC”) to clarify that it is management’s intent to repay all outstanding indebtedness to PMC, including amounts due under the PMC Credit Facility and the February 2021 PMC term loan (each as defined in the Registration Statement). Further, the Company has provided additional information regarding its intent to apply proceeds of the Offering toward settlement of certain business acquisition liabilities due to LO Entertainment, LLC. These disclosures are provided on page 71 of the Registration Statement.

Additionally, the Company has reconciled the disclosure in the section entitled “Use of Proceeds” with the updated disclosure within pro forma adjustment 2(c). This disclosure is provided on page 59 of the Registration Statement.

Further, in response to the Staff`s comment regarding use of proceeds from the 2021 Notes (as defined in the Registration Statement), the Company respectfully advises the Staff that, of the $35.0 million in total proceeds from the 2021 Notes, $34.1 million was used to partially repay amounts outstanding pursuant to the PMC Credit Facility in May 2021. RGF, LLC has disclosed this information in its unaudited financial statements for the six months ended June 30, 2021.

10.

For pro forma adjustment 2(d) regarding the conversion of outstanding convertible promissory notes issued in May 2021, please expand to describe how you will account for the 20% discount to the offering price on the conversion.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pro forma adjustment 2(d) to describe how it will account for the adjustment of the convertible promissory notes to their settlement amount and subsequent conversion to equity. This disclosure is provided on page 71 of the Registration Statement.

Further, the Company respectfully advises the Staff that, as of the date of the Offering, the net carrying amount of the convertible promissory notes shall be adjusted to fair value through current period earnings, with fair value equal to the number of shares of the Class A common stock into which the promissory notes are convertible, multiplied by the initial public offering price. Conversion of the promissory notes shall be recognized as an increase in additional paid-in capital and decrease indebtedness equal to the fair value of the promissory notes at the date of conversion

11.

Refer to pro forma adjustment 2(e). Please expand to disclose herein or in a more prominent location, that profits interest represent units granted to certain of RGF, LLC’s executive officers and to other parties, and that prior to the Reorganization the units were not deemed to be equity ownership interests, but rather provided the holder with the right to receive a cash payment representing a certain percentage of your profit or enterprise value for a particular period. Also, disclose that the profits interest

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

units were classified as liability awards and accounted for as performance bonuses. Please disclose the liability amount, if any, as of the most recent balance sheet date, and advise how the converted amount has been reflected in the pro forma adjustments. Reference is made to disclosure on page 118 under the heading Profits Interest Units, and also to page F-15. Also, it appears the ending to the first sentence in footnote 2(e) needs clarification, beginning with ‘and all holders of profits interest units and Members.’ Please revise or advise.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pro forma adjustment 2(e) to add further information regarding the profits interest units granted to certain members of RGF, LLC’s management and a provider of marketing services prior to the Reorganization, including an explanation of the accounting principles applicable to the profits interest units. In addition, the Company has revised the Registration Statement to provide that, although the profits interest units are classified as liability awards and accounted for as performance bonuses, there was no liability recorded as of June 30, 2021 given payment was not probable or estimable as of the balance sheet date. This disclosure is provided on page 71 of the Registration Statement.

12.

Refer to pro forma adjustments 2(m) and 2(o) on the pro forma combined statements of operations on pages 64 and 65. Please expand the adjustment explanation footnotes to further distinguish why the adjustment is reflected in both the Transaction Accounting Adjustments—Offering, as well as the Transaction Accounting Adjustments—Reorganization, columns.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma adjustments associated with income tax expense and net loss attributable to non-controlling interest, initially represented by pro forma adjustments 2(m) and 2(o) in the Original Draft Registration Statement, to remove references to these adjustments from the Transaction Accounting Adjustments—Reorganization column and present related adjustments only within the Transaction Accounting Adjustments – Offering column. The Company respectfully submits that the impacts of these pro forma adjustments are driven by the Offering and more appropriately presented only within this column of the pro forma statements of operations. This relates to page 69 of the Registration Statement.

Additionally, the Company respectfully advises the Staff that the associated adjustments for income tax expense and net loss attributable to non-controlling interest have been presented within pro forma adjustments 2(k) and 2(n). These disclosures are provided on page 73 of the Registration Statement.

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure, page 81

13.

We note your discussion of the Non-GAAP Financial Measure of Adjusted EBITDA within MD&A precedes the disclosure of your Results of Operations. Please amend to more prominently disclose your GAAP results so that such results precede those of your non-GAAP financial measure. Refer to Question 102.10 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has moved the disclosure regarding its Non-GAAP Financial Measures on page 69 of the Original Draft Registration Statement to page 95 of the Registration Statement.

Our Market Opportunity, page 98

14.

We note your use of Compound Annual Growth Rate (CAGR) estimates here and elsewhere, please revise your disclosure to include balancing language stating that there is no guarantee that you will achieve comparable metrics in the future.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that it has included the requested disclosure on pages 5, 34, and 80 of the Registration Statement.

* * * * *

Securities and Exchange Commission

Project Clean, Inc.

Draft Registration Statement on Form S-1

September 21, 2021

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com, or in his absence, Kyle R. Leingang via telephone at (949) 725-4275 or via email at kleingang@stradlinglaw.com.

Sincerely,

/s/ Ryan C. Wilkins
Ryan C. Wilkins, Esq.
Shareholder
Chair, Corporate & Securities Practice
STRADLING YOCCA CARLSON & RAUTH, P.C.

cc:	The Real Good Food Company, Inc.

Gerard G. Law, Chief Executive Officer

Bryan Freeman, Executive Chairman

Akshay Jagdale, Chief Financial Officer

Goodwin Procter LLP

Bradley C. Weber, Esq.

Erica D. Kassman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Kyle R. Leingang, Esq.

V. Paige Smith, Esq.